Exhibit 1.1

WISeKey Announces Full Year 2021 Revenue Guidance of $20 Million, an Increase of 32% as Compared to Full Year 2020

WISeKey’s strong cash position of over $37 million as of November 19, 2021, supports investments in WISe.ART patents and marketplace, a new Nano SEAL chip, Artificial Intelligence as well as new products, IP and opportunities arising from the fast-growing IoT/Cybersecurity markets

ZUG, Switzerland – November 22, 2021: Ad-Hoc announcements pursuant to SIX reporting requirements – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading Swiss cybersecurity, AI and IoT company, announced today its revenue guidance for full year 2021.

The Company expects its revenue for full year 2021 to be $20 million, an increase of 32% as compared to full year 2020, driven by revenue generated by new customers, favorable pricing, as well as higher AI revenue currently representing 20% of total revenue.

During 2021, WISeKey reinforced its product offering decentralization strategy by strengthening digital identity and NFT blockchain-based solutions, aiming to override the need for a central authority, by distributing information previously held in a centralized repository across a network of participating nodes. While blockchain is not owned by one individual or organization, anyone with an internet connection (and access, in the case of private blockchains) can make use of, help maintain and verify it. When a transaction is made on a blockchain, it is added to a group of transactions, known as “blocks.” Each block of transactions is added to the database in a chronological, immutable chain. Each block is stamped with a unique cryptographic code, which ensures that records are not counterfeited or changed. The current blockchain approach lacks legal validity in most jurisdictions, which only recognize the digital signatures as equally valid that manuscript signatures when generated using traditional PKI technology.

As a clear example of this decentralization process, WISeKey has developed a unique NFT platform following a multichain strategy through a partnership with Polygon, CasperLabs and Ocean Protocol.

Other Major Milestones:

•	Strong cash position of $37.0 million as of November 19, 2021, enables WISeKey to continue to make investments in growth initiatives and support its development into WISeSat.Space Pico-Satellite Cybersecurity and Artificial Intelligence of Things (“AIoT”).

•	Made significant investments in R&D and new microchips design to maintain leading-edge technology position and competitive advantage of product offerings.

•	Reduced general corporate spending and effectively managed the needs for working capital to maintain a positive free cash flow position.

•	Developed NanoSealRT, an NFC Forum Type 5 semiconductor chip that works with both Android and IOS 12 (and above) devices: the essential patent granted in March 2021 by the E.U. and the Chinese Patent Offices, further reinforced WISeKey’s position as a major Smart Label system provider in traceability, anti-counterfeiting and consumer engagement applications.

•	Announced that it will start offering low power secured IoT connectivity to companies and institutions through a constellation of pico-satellites, designed and developed in partnership with FOSSA Systems, a leading aerospace company focused on developing pico-satellites for IoT communications. This constellation deployment will commence in early 2022 with the launch of WISeSat-1 and WISeSat-2, the first of many satellites WISeKey plans to deploy in the following years in collaboration with FOSSA Systems. The two pico-satellites have successfully passed all Environmental Testing Campaigns and are soon to be on their way to Cape Canaveral (Florida, USA), where they will be launched with SpaceX’s Falcon 9 vehicle. The WISeSat constellation collects and sends data from terrestrial sensors, increasing knowledge of the status of assets and offering essential information to improve processes and optimize production. These include predicting maintenance of equipment and machinery, creating smart homes with connected appliances, or improving critical communication between devices such as autonomous vehicles.

•	Filed a patent application that ensures the provenance, authenticity, persistence, and long-term value of NFTs that are minted on Blockchains using this method. During the minting process, this method allows to ensure that the NFT is not corrupted, incomplete, or ambiguous. In general, there is a high confidence in the ability of a blockchain to preserve and store the public key and digital signature information of the NFT along with any subsequent transaction data over long and very long periods of time. However, a blockchain cannot preserve information that the NFT does not itself include. As disclosed in the patent application, it is the information in a persistent off-chain storage that establishes the value and that needs to be authenticated and secured.

Carlos Moreira, WISeKey’s Founder and CEO, noted, “This year, our main focus was on the development and commercialization of an NFT platform for the collectible and luxury market under the brand name WISe.ART (https://www.wise.art).  WISeKey position on this NFT marketplace market is unique due the strong cybersecurity and authentication features that it offers.”

“Due to new product launches and ability to diversify sales from Semiconductors to Cybersecurity or AI/Automation, WISeKey has quickly recovered from the negative effects of the COVID-19 pandemic which resulted in a global slowdown of the semiconductors market and global manufacturing shortage due to substantial swings in demand. We are now seeing higher demand for semiconductors especially in areas such as connected vehicles and drones. We have renewed and signed new agreements on semiconductors and/or AI Automation with leading global companies such as CISCO, SAP, Parrot, Legic, Accenture, Dentsu, Ineltek, Ismosys, Hexaware, Neoris, etc.” concluded Mr. Moreira.

About WISeKey:
WISeKey (NASDAQ: WKEY / SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey Microprocessors Secures the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.). WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.
This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.